Exhibit 4.18

AMENDMENT TO BINDING Term Sheet

Dated February 9, 2017

[unofficial translation from hebrew to english]

The agreements attached to this email are agreed upon by the Parties thereto as the final drafts thereof. Annex A to the document entitled “Binding Term Sheet” is amended as follows:

The amount $775 in Section 3.1 and the amount $595 in Section 3.2 of Annex A, will be replaced by such number which is equal to US$ 13,500,000 divided by the issued and outstanding share capital of the Company as of today’s date of this Agreement (February 9th 2017).

The amendment is agreed upon by all Parties.

/s/ Ran Streichman

For:

TAOZ – COMPANY FOR MANAGEMENT

AND HOLDINGS OF COMPANIES LTD.

/s/ Ran Diamant, Adv.

For:

KITOV PHARMACEUTICALS HOLDINGS LTD. & TYRNOVO Ltd.